PAN AMERICAN LITHIUM CORP.
3040 N. Campbell Avenue, Suite 110
Tucson, AZ 85719
Tel: 520-623-3090

January 21, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

RE:	Pan American Lithium Corp. (the “Company”)
Registration Statement on Form F-1
File No. 167277

Attention: Anne Nguyen Parker, Branch Chief

Dear Anne Parker:

                In connection with the Company’s Registration Statement on Form F-1, the Company hereby requests acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Tuesday, January 25, 2011 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

                The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

PAN AMERICAN LITHIUM CORP.

/s/ Frank Garcia
Frank Garcia
Chief Financial Officer